Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

September 29, 2008
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:           Edwin Kim

Re:           Jpak Group, Inc.
                Registration Statement on Form S-1/A
Filed August 5, 2008
Form 10-Q for the period ended March 31, 2008
Filed May 15, 2008
File No. 333-147264

Dear Mr. Kim:

This letter is provided in response to your letter dated August 20, 2008, regarding the above-referenced Registration Statement for our client, Jpak Group, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Jpak Group, Inc. and not our law firm.

The Share Exchange and Financing

1.
We have reviewed your response to our prior comment one noting you have accounting for the incremental value related to the modification of the Series A and B Warrants as a reduction of the proceeds of the offering.  This modification does not appear to be a direct cost associated with the offering of your securities and should be changed to expense.  Please advise.

Response:
In connection with the exercise of the Series J Warrants, we extended the term of our Series A Warrants and Series B Warrants from four years to six years, so that such warrants shall now expire on August 9, 2013. The extension of the term of the Series A and Series B Warrants (from four to six years) was a condition of the exercise of the Series J Warrants and the subsequent issuance of the Series B Preferred stock (“the financing”).

Originally we considered the incremental costs as part of the issuance costs for the Series B Preferred Shares.  Nevertheless, after reviewing your comments, we now believe these costs are indirect costs associated with the offering of our securities and should be changed to an expense.

Accordingly, we have revised the financial statements for the quarters ending December 31, 2007, and March 31, 2008.  We have also revised Footnotes 17 and 18 in our Quarterly Report for the Quarter ended December 31, 2007 – please see Appendix B attached hereto; and Footnotes 16 in our Quarterly Report for the Quarter ended March 31, 2008 – please see Appendix C attached hereto.

JPAK Group Inc. Audited Financial Statements for the Year Ended June 30, 2007

General

2.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Response:                        The auditor’s consent for the S-1 was dated July 29, 2008, but it was accidentally omitted from the filing.  The next amendment shall contain an appropriately dated consent.

JPAK Group Inc. Unaudited Financial Statements for the period ended March 31, 2008
Report of Independent Registered Public Accounting Firm

3.
We note that your auditors are located in New Jersey.  It appears that all of the assets, liabilities, revenues and expenses of Jpak Group, Inc. relate to operations located in the People’s Republic of China.  Please tell us how the audit of the operations in the People’s Republic of China, including the associated assets and liabilities, was conducted.  Your response should include a discussion of the following:

•
Whether another auditor was involved in the audit of the Chinese operations.  If so, please tell the name of the firm and indicate whether they are registered with the public Company Accounting Oversight Board.  Additionally, please tell us how your US auditor assessed the qualifications of the other auditor and the auditor’s knowledge of US GAAP and PCAOB Standards;

•	Whether your US auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your US auditor within the People’s Republic of China.

Response:    All the field work was conducted in China under the supervision of Mr. John Zhao, CPA, the Partner of Patrizio & Zhao, LLC in charge of Asian services. He spent a majority of his time on all aspects of the audit in the field in China.  The firm also hired or retained additional accounting and auditing staff support, with an emphasis on Chinese speaking nationals with accounting and technical expertise. In compliance with U.S. Generally Accepted Auditing Standards (GAAS), all of these individuals were under the direct control, direction, management and supervision of the audit Partner, in organizing, managing, conducting and performing all aspects of the independent audit engagement.

Specifically in connection with the audit on inventory, Mr. John Zhao prepared the audit program for inventory including the audit objectives, plans, strategy and procedures relating to the observation of inventory. He also supervised the staff members of the firm of Patrizio and Zhao, LLC (hereinafter P&Z) in connection with the observation of the Company’s inventory in September 2007, in compliance with U.S. Generally Accepted Auditing Standards (GAAS).

Audit procedures included an initial walk-through of the plant for purposes of planning the audit program. It also included interviews and discussions with the Company’s managerial and staff personnel regarding the production process including a review of the description of internal accounting controls and the physical control and safeguarding of raw materials and inventory. The movement of raw materials through the manufacturing process was also conducted. The audit procedures included discussions with Company management regarding the compliance with Chinese governmental regulations regarding safety and quality control standards over food related products.

Specific inventory observation procedures included obtaining various inventory quantity and price listings for the following categories:

Raw materials
Work-in-process
Finished goods

Work-in-process was evaluated to be immaterial and no additional audit program steps or procedures were deemed necessary.  From the listings, audit inventory sheets were prepared by category, listing prices and quantities. The selections were tested with physical inventory on hand in the plant.  All discrepancies were documented and analyzed. Follow-up inquiries were made of every discrepancy observed and found. All of the explanations that were provided by the Company’s management were documented.

Other audit testing procedures included examining purchase invoices for raw materials and sales invoices for finished goods. Shipping and transportation invoices and documents were also examined for raw material inventories purchased and finished goods sold.  Analytical review was made for each type of container sold by the company and its relation to the raw materials purchased and consumed. Reasonableness tests were performed for the relationships between and among sales volume and quantities of raw materials consumed.

Other audit procedures that were employed after completion of the physical observation included rolling back the inventory balances observed to the ending balances reported in the respective balance sheets. Monthly sales figures and monthly inventory purchases were scrutinized to ascertain the reasonableness of the opening inventory balances. To complete the analytical procedures, monthly balances of accounts payable and accounts receivable were correlated with purchases of raw materials and physical sales of finished goods and tested for any material distortions.

P&Z firm members maintained and maintain daily communication via internet and telephone between and among the partner and his supporting staff in China and the United States New Jersey office. Post issuance reviews were made by the U.S. P&Z Quality Control Department of the inventory audit programs, planning and interview memoranda, inventory schedules, workpapers and other evidence prepared and conducted in China. The Quality Control SEC Director (hereinafter QC SEC Director) discussed the inventory programs and observation procedures including the audit objectives and conclusions with the Partner and staff.

Lastly, P&Z did not use or rely on the work of another auditor in conducting and completing the audit of the registrant.

4.
We note that the independent auditors’ report is dated May 8, 2008 which appears to be prior to the date of revisions made within the amended S-1.  Please advise your independent auditors to modify their report date to be in accordance with AU Section 530A.

Response: The independent auditors’ report is modified pursuant to your comment.

5.
We note that you have made certain revisions to your financial statements to address our comment letter dated June 12, 2008.  However, an amended Form 10-Q was not filed to reflect these changes.  Considering the significant modifications necessary, please file an amended 10-Q to ensure the financial information presented in your Exchange Act filings is consistent with the financial information presented in your S-1.

Response:                       Pursuant to your comment, we will file amended Form 10-Qs for the periods ended September 30, 2007, December 31, 2007 and March 31, 2008, to ensure the financial information presented in our Exchange Act filings is consistent with the financial information presented in our S-1.

Consolidated Statement of Operations

6.
We have reviewed your response to prior comment seven noting that the 7,200,000 shares of common stock placed in escrow were part of the 23,005,000 shares of common stock issued pursuant to the share exchange.  It appears from review of exhibit 2.1 and 10.4 to the Form 8-K filed August 15, 2007 that the acquisition agreement entered into in August 2007 was between Jpak Inc. and Jpak Ltd was for the exchange of 23,005,000 shares of common stock.  In May 2007, Jpak Ltd entered in a Note Purchase Agreement for $5,500,000 convertible notes with various investors not affiliated with Jpak Group, Inc.  It was agreed to at the time of the acquisition that the outstanding convertible notes would convert into series A preferred stock.  Jpak, Inc. and the investors of the convertible notes entered into the Share Escrow agreement requiring the 7.2 million shares to be escrowed.  This appears to be two separate transactions with two separate parties.  In addition, your response does not appear to be consistent with your prior response to comment nine in our comment letter dated March 27, 2008 in which you state the contingency related to the escrowed shares has not been triggered and are not included in the calculation of basis EPS.  If the 7,200,000 escrowed shares are included in the 23,005,000 that are already outstanding on the balance sheet then you did include them in your basis EPS calculation.  Please revise to show the 7,200,000 escrowed shares as legally outstanding on the face of the balance sheet or remove them from the basic EPS calculation.

Response:                         In September 2006, Jpak Group Co., Ltd. (“JPAK”) – a private holding company established under the laws of the Cayman Islands on June 22, 2006 – acquired 88.23% equity interest in Qingdao Renmin through Grand International, the 100% owned subsidiary of JPAK.  As a result of the acquisition, Qingdao Renmin became the majority owned subsidiary of Grand International and an indirect majority owned subsidiary of JPAK. The transaction was regarded as a reverse merger whereby Qingdao Renmin was considered to be the accounting acquirer as both Grand International and JPAK were holding companies with no significant operations and Qingdao Renmin continues as the primary operating entity even after the exchange, although JPAK is the legal parent company.  As such, Qingdao Renmin (and its historical financial statements) is the continuing entity for financial reporting purposes and the share exchange was treated as a recapitalization of JPAK.  Thus, JPAK is the continuing entity for financial reporting purposes.  Our Financial Statements have been prepared as if JPAK had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.  Accordingly, we previously revised our financial statements to reflect reverse merger accounting.

On August 9, 2007, we entered into and consummated the transactions contemplated (the “Share Exchange”) under a Securities Exchange Agreement (the “SEA”) by and among us, JPAK and the shareholders of JPAK (namely Joyrich Group Limited, a British Virgin Islands (“BVI”) company, Fabregas Group Limited, a BVI company, Statepro Investments Ltd., a BVI company, Raytech Investments Limited, a BVI company, and Capital American Markets Limited, a BVI company), pursuant to which all the shares of JPAK were transferred to us and JPAK became a wholly-owned subsidiary of ours, and at the same time the shareholders of JPAK were issued 23,005,000 shares of our common stock, which represented 64.4% of all the issued and outstanding shares of our common stock (assuming conversion of the preferred stock described below) following the Share Exchange and the financing described below. The Share Exchange has been accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with generally accepted accounting principles in the United States of America, or “U.S. GAAP.” Reported results of operations of the combined group issued after completion of the transaction will reflect JPAK’s operations.

On August 9, 2007, we became a party to the Note Purchase Agreement (the ‘NPA”) by and among the Company, JPAK, Grand International and the Investors. The NPA was originally entered into in May 2007 pursuant to which JPAK issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors.  As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock, which is currently outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, we also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants

to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of our common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants shall be exercisable at an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the registration statement for the resale of the common stock underlying the preferred stock and warrants referenced above. Finally, we also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

In addition to the Share Exchange and the NPA, on August 9, 2007, we also entered into a Securities Escrow Agreement (the “Escrow Agreement”) with the Investors, the principal stockholders named therein (the “Principal Stockholders”) and the escrow agent named therein (the “Escrow Agent”). Under the Escrow Agreement, the Principal Stockholders agreed to place an aggregate of 7,200,000 shares of Common Stock into escrow (the “Escrow Shares”) for the benefit of the Investors in the event the Company fails to achieve net income for the fiscal year ended June 30, 2008 (“Fiscal 2008”) of at least US$3.955 million (the “Fiscal 2008 Performance Threshold”).

Per the above summary of the reverse merger, the NPA and the Fiscal 2008 Performance Threshold, the, 7,200,000, Escrow Shares are included in the 23,005,000 that were issued in the Share Exchange.  As per the guidance in paragraph (30) of SFAS No. 128, these shares are now shown as legally outstanding on the face of the balance sheet and considered contingent shares for the purpose of calculating earnings per share.  As discussed in paragraph (30) of SFAS No. 128, shares whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS.  As of March 31, 2008, the necessary conditions of our “make-good” provisions had yet to be satisfied; accordingly, 7.2 million shares whose release from escrow are contingent on our net income levels for the period ending June 30, 2008 are included in diluted EPS calculations.

Notes to Consolidated Financial Statements

Note 17 – Allocation of Proceeds from the Exercise of the Series J Warrants

7.
We have reviewed your response to our prior comments 10 and 12 noting you changed some assumptions related to the determination of the fair value of the warrants.  In particular, it appears that you have determined that the historical experience of your stock, which has traded for less than a year, is the most accurate reflection of the expected future volatility of your common stock.  Please note that the guidance in paragraph (A32)(a) of SFAS No. 123(R) and SAB Topic 14(D) states entities should consider historical volatility over a period generally commensurate with the expected or contractual term of the instrument.  If you do not have sufficient historical information and have no other trading instruments to determine an implied volatility, you enhance your estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available.  In making the determination as to similarity, you should consider the industry, stage of life cycle, size and financial leverage of such other entities.  In addition, it appears you have disclosed a volatility of approximately 7% which appears to be inconsistent with the changes in the value of your common stock which has been from as low as $0.72 to as high as $1.70.  Please clarify and advise.  In addition, please provide the detail to support your calculation of your current volatility factor of approximately 7%.

Response:                      Per your comment and the guidance in paragraph (A32)(a) of SFAS No. 123(R), we reviewed volatilities of similar entities whose shares are publicly traded.  Since we are a newly trading public company and our available trading period is significantly less than the expected and contractual term of the warrants, we considered the expected volatility of similar public entities.  Per the guidance of SFAS 133R, we considered the industry, stage of life cycle, size and financial leverage of such other entities in determining similarity.  As such, we considered the four and six year trading histories of three public companies that produce and print packaging material.   One of these companies is based in China, one in Malaysia and one of these companies is based in the United States.  To obtain a reasonable fair estimated volatility, we took the average of these companies over both the four and six year periods.  As such, we used an expected volatility of 30.28% in our calculations of the allocation of proceeds from the exercise of the Series J Warrants.  Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available.  Our estimate of the expected volatility of Jpak is 30.28%

The Chinese company produces packaging material for various food and tobacco products and its historical volatility was 37%.  The public comparable based in Malaysia manufactures bags and carton boxes, among other packaging material and had a historical volatility of 32%.  Finally, the United States based company produces containerboard and corrugated products in the United States. Its corrugated packaging products include conventional shipping containers used to protect and transport manufactured goods; and multi-color boxes and displays to merchandise the packaged products in retail locations, as well as meat boxes and wax-coated boxes for the agricultural industry.  The company’s historical volatility was 22%.

Accordingly, we have revised our disclosures by modifying Footnote 16 (please see Appendix A) to our Quarterly Report for the Quarter ending September 30, 2007 and modifying Footnote 17 (please see Appendix B) to our Quarterly Report for the Quarter ending December 31, 2007.

In our last submission we disclosed the volatility as 7%, which was a historical daily volatility rather than an annual volatility which should be applied.  Pursuant to your comments, we enhanced our estimate of expected volatility by utilizing the historical, expected or implied annual volatility of similar entities whose instruments are publicly available.

8.
We have reviewed your response to our prior comments 11 and 14, noting that you believe the definition of fair value in Appendix E of SFAS No. 123(R) provides you with the basis of determining the fair value of the preferred stock by taking the number of common shares into which the preferred stock is convertible into multiplied by the market price of the common stock at the grant date of the preferred stock.   Please note that the guidance in SFAS No 123(R) is not applicable to the issuance of preferred shares particularly when those preferred shares were issued through the conversion of notes payable.  It appears that the actual cash received (5,500,000 and 5,000,000, respectively) would be the best indicator of the fair market value.  Please advise.

Response:                      After reviewing SFAS No 123(R), we agree that the actual cash received (5,500,000 and 5,000,000, respectively) would be the best indicator of the fair market value.  Accordingly, we revised our allocation of proceeds from Series A Preferred Shares and Series B Preferred Shares by modifying Footnote 16 (please see Appendix A) to our Quarterly Report for the Quarter ending September 30, 2007 and modifying Footnote 17 (please see Appendix B) to our Quarterly Report for the Quarter ending December 31, 2007.

Other Exchange Act Reports

9.	Please revise your other Exchange Act reports, as necessary, to comply with our comments.

Response:                      Pursuant to your comment, we will revise and file amended Form 10-Qs for the periods ended September 30, 2007, December 31, 2007 and March 31, 2008 to comply with your comments and ensure that the disclosure contained therein is consistent with our responses herein and included in the S-1.

10.
We note that you filed amended Forms 10-Q for the period ended September 30, 2007 and December 31, 2007 for certain revisions to your financial statements to address our comment letter dated June 12, 2008.  We note that the independent auditor’s report is dated May 12 and 13, 2008, respectively which appears to be prior to the date of the revisions made.  Please advise your independent auditors to modify their report date to be in accordance with AU Section 530A.

Response:                          The independent auditors’ report is modified pursuant to your comment.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman, Attorney at Law

cc: Mr. Wang, CEO

Appendix A

(From 10-Q/A for the quarter ending September 30, 2007)

NOTE 16 – ALLOCATION OF PROCEEDS OF CONVERTIBLE PROMISSORY NOTES

On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated May 17, 2007 by and among Jpak, Grand International Industrial Limited and in certain identified investors) by and among the Company, Jpak, Grand International and the Investors. Under the NPA Jpak issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’ common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants contain an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the applicable registration statement and prospectus. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per SEC accounting and reporting manual on reverse merger, “costs of issuing equity securities are charged directly to equity as deduction of the fair value assigned to share issued”.

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have deducted the fair value of the placement agent warrants $332,937 and the remaining deferred financing costs of $355,237 from the proceeds of Preferred Shares $5,500,000.  Furthermore, we allocated the remaining proceeds of $4,811,826 between investors warrants and Preferred Shares on a relative fair value basis.

The key assumptions we utilized for the calculation of warrants are:

•
Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available.  Our estimate of the expected volatility of Jpak is 30.28%

•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html
•	Warrant Valuation = Black-Scholes Call Value * number of Series warrants outstanding.

The total value of warrants and the value of Series A Preferred shares on the date of conversion were $5,153,233 and $5,500,000 respectively.  Therefore, the Company allocated $2,327,600 and $2,484,226 to warrants and preferred stocks respectively from the $4,811,826 remaining proceeds of Convertible Promissory Notes.

Proceeds of Series A Preferred Shares	5,500,000
Financing commission of Series A Preferred Shares	355,237
Proceeds of Series A Preferred Shares after deducting commission	5,144,763
Value of Placement Agent Warrants	332,937
Net proceeds after deduction of value of placement agent warrants and financing commission of Series A Preferred Shares	4,811,826
Series A Warrants	1,543,300
Series B Warrants	1,271,600
Series J Warrants	2,338,333
Total value of investor warrants, incremental value of investors warrants and preferred shares	5,153,233
Value of Series A Preferred Shares	5,500,000
Allocation of Warrants	2,327,600
Allocation of Series A Preferred Shares	2,484,226

Warrant valuation

Agent Warrants		August 9, 2007

Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.50
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		30.28%
Risk-free Rate of Return:		4.57%

Black-Scholes Call Value:		$0.34
Warrant Valuation:		$332,937.00

Series A Warrants		August 9, 2007

Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.60
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		30.28%
Risk-free Rate of Return:		4.57%

Black-Scholes Call Value:		$0.28
Warrant Valuation:		$1,543,300.00

Series B Warrants		August 9, 2007

Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.70
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		30.28%
Risk-free Rate of Return:		4.57%

Black-Scholes Call Value:		$0.23
Warrant Valuation:		$1,271,600.00

Series J Warrants		August 9, 2007

Expiration Date:	August 9, 2011
Strike Price:	$0.60
Share Price:		$0.72
Time to Expiration:		1,461
Volatility:		30.28%
Risk-free Rate of Return:		4.57%

Black-Scholes Call Value:		$0.28
Warrant Valuation:		$2,338,333.24

Appendix B

(From 10-Q/A for the quarter ending December 31, 2007)

NOTE 17 – ALLOCATION OF PROCEEDS FROM THE EXERCISE OF SERIES J WARRANTS

On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated May 17, 2007) by and among the Company, JPAK, Grand International and the Investors.  Pursuant to the NPA JPAK issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants shall be exercisable at an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the registration statement for which this prospectus forms a part. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

On December 28, 2007, the holders of the Company’s outstanding Series J Warrants exercised in full such warrants for aggregate gross proceeds of US$5.0 million to The Company. Upon exercise of the Series J Warrants and pursuant to their stated terms, the Company issued to the holders of the Series J Warrants (a) an aggregate of 5,000,000 shares of the Company’s Series B Convertible Preferred Stock, which are convertible into an aggregate of 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock at an exercise price of US$0.72 per share and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock (subject to adjustment) at an exercise price of US$0.84 per share. The Series C Warrants and Series D Warrants have a term of six years from the date of issuance.

In connection with the exercise of the Series J Warrants, we extended the term of our Series A Warrants and Series B Warrants from four years to six years, so that such warrants shall now expire on August 9, 2013.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per SEC accounting and reporting manual on reverse merger, “costs of issuing equity securities are charged directly to equity as deduction of the fair value assigned to share issued”.

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have deducted the fair value of the placement agent warrants $839,550 and the financing commissions $462,519 from the proceeds of Preferred Shares $5,000,000.

The key assumptions we utilized for the calculation of warrants are:

•
Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available.  Our estimate of the expected volatility of Jpak is 30.28%

• Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
• Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html
• Warrant Valuation = Black-Scholes Call Value * number of Series warrants outstanding.

Furthermore, we allocated the remaining proceeds of $3,697,931 between investors warrants and Preferred Shares on a relative fair value basis.  The total value of investors warrants including incremental value of the original investors warrants and the value of Series B Preferred shares were $8,293,751 and $5,000,000 respectively.  Therefore, the Company allocated $2,307,078 and $1,390,853 to the investors warrants and preferred stocks respectively from the $3,697,931 remaining proceeds of J warrants exercise.

Valuation	December 28, 2007
Proceeds of Series B Preferred Shares	5,000,000
Commission of Series B Preferred Shares	462,519
Proceeds of Series B Preferred Shares after deducting commission	4,537,481
Value of Placement Agent Warrants	839,550
Net proceeds after deduction of value and incremental value of placement agent warrants	3,697,931
Series C Warrants	4,208,334
Series D Warrants	3,791,667
Total value of investor warrants and incremental value of investors warrants	8,293,751
Value of Series B Preferred Shares	5,000,000
Allocation of Warrants	2,307,078
Allocation of Series B Preferred Shares	1,390,853

Agent Warrants		December 28, 2007
Expiration Date:	December 28, 2013
Strike Price:	$0.60
Share Price:		$1.60
Time to Expiration:		2,192
Volatility:		30.28%
Risk-free Rate of Return:		3.18%
Black-Scholes Call Value:		$1.12
Warrant Valuation:		$839,550.00

Warrant market price
Series A Warrants		August 9, 2007	December 28, 2007	December 28, 2007
			Original	Revised
Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.60
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.28	$1.07	$1.11
Warrant Valuation:		$1,543,300.00	$5,887,750.00	$6,111,600.00

Series B Warrants		August 9, 2007	December 28, 2007	December 28, 2007
			Original	Revised
Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.70
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.23	$0.99	$1.04
Warrant Valuation:		$1,271,600.00	$5,430,700.00	$5,715,600.00

Series C Warrants		August 9, 2007	December 28, 2007	December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.72
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		2,333	2,192	2,192
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.29	$1.03	$1.03
Warrant Valuation:		$1,209,166.76	$4,308,750.34	$4,308,750.34

Series D Warrants		August 9, 2007	December 28, 2007	December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.84
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		2,333	2,192	2,192
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.25	$0.96	$0.96
Warrant Valuation:		$1,037,083.42	$3,985,000.32	$3,985,000.32

NOTE 18 – BENIFICIAL CONVERSION FEATURE OF SERIES B PREFERRED SHARES

On December 28, 2007, the conversion feature of the Series B Convertible Preferred Stock is “in the money” and is therefore deemed to contain a beneficial conversion feature.

According to EITF 00-27, the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. An issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

On a relative fair value basis, we have allocated $1,390,853 and $2,307,078 to the Series B Convertible Preferred Shares and the warrants respectively.  The effective conversion price is $0.167, the allocated proceeds of $1,390,853 divided by 8,333,333 (the number of shares to be received on conversion).

The intrinsic value of the conversion option therefore is $11,942,480 [(8,333,333 shares) × ($1.60 – $0.167)].  Because $11, 942,480 is more than $1,390,853, the proceeds allocated to the A Convertible Preferred Shares, the intrinsic value of the conversion option is limited to $1,390,853.

At the date of issuance, we make the following entry for recording:

Preferred Stock Discount:                                                                                 1,390,853
APIC – beneficial conversion option                                                    1,390,853

We also make the following entry to amortize the preferred stock discount on the date of issuance because the preferred stock is not mandatorily redeemable and is immediately convertible into common stock:

Retained Earnings:                                                                                             1,390,853
Preferred Stock Discount                                                                        1,390,853

The net result of the two entries is a reclassification of $1,390,853 from retained earnings to additional paid-in capital.  This amount is also a reduction to the net income available to the common shareholders in the numerator of the earning-per-share calculation in the second quarter of FY2008.

Appendix C

(From 10-Q/A for the quarter ending March 31, 2008)

NOTE 16 – ALLOCATION OF PROCEEDS OF THE EXERCISE OF SERIES J WARRANTS

On August 9, 2007, the Company became a party to the NPA (Note Purchase Agreement dated May 17, 2007) by and among the Company, JPAK, Grand International and the Investors.  Pursuant to the NPA JPAK issued Convertible Promissory Notes in the aggregate principal amount of US$5.5 million to the Investors. As a result of the Share Exchange, the Notes automatically converted into 5,608,564 shares of Series A Convertible Preferred Stock outstanding. The shares of Series A Convertible Preferred Stock are convertible into an aggregate of 11,217,128 shares of common stock. Under the terms of the Notes, the company also issued (i) Series A Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.60 per share until August 2013 (the “Series A Warrants”), (ii) Series B Warrants to purchase an aggregate of 5,500,000 shares of common stock (subject to adjustment) at an exercise price of US$.70 per share until August 2013 (the “Series B Warrants”) and (iii) Series J Warrants to purchase (a) an aggregate of 5,000,000 shares of Series B Convertible Preferred Stock, which preferred stock shall contain the same terms as the Series A Convertible Preferred Stock (other than conversion price), which shares will be convertible into 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.72 per share (the “Series C Warrants”) and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of common stock (subject to adjustment) at an exercise price of US$.84 per share (the “Series D Warrants”). The Series J Warrants shall be exercisable at an exercise price of US$1.00 per warrant and shall only be exercisable until 90 days following the effective date of the registration statement for which this prospectus forms a part. Finally, the Company also granted warrants to purchase 990,000 shares of common stock with an exercise price of US$.50 per share to the placement agent in the financing transaction. These warrants have the same terms as the Series A and Series B Warrants, except that they contain a “cashless” exercise provision.

On December 28, 2007, the holders of the Company’s outstanding Series J Warrants exercised in full such warrants for aggregate gross proceeds of US$5.0 million to The Company. Upon exercise of the Series J Warrants and pursuant to their stated terms, the Company issued to the holders of the Series J Warrants (a) an aggregate of 5,000,000 shares of the Company’s Series B Convertible Preferred Stock, which are convertible into an aggregate of 8,333,333 shares of the Company’s common stock, (b) Series C Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock at an exercise price of US$0.72 per share and (c) Series D Warrants to purchase an aggregate of 4,166,667 shares of the Company’s common stock (subject to adjustment) at an exercise price of US$0.84 per share. The Series C Warrants and Series D Warrants have a term of six years from the date of issuance.

In connection with the exercise of the Series J Warrants, we extended the term of our Series A Warrants and Series B Warrants from four years to six years, so that such warrants shall now expire on August 9, 2013.

As per SAB Topic 5.A, “specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

As per SEC accounting and reporting manual on reverse merger, “costs of issuing equity securities are charged directly to equity as deduction of the fair value assigned to share issued”.

Accordingly, we believe the warrants issued to the placement agents are directly attributable to raising capital.  If we had not issued the warrants to the placement agent, we would have had to pay the same amount of cash as the fair value.  Therefore, we have deducted the fair value of the placement agent warrants $839,550 and the financing commissions $462,519 from the proceeds of Preferred Shares $5,000,000.

The key assumptions we utilized for the calculation of warrants are:

•
Volatility is based on our estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available.  Our estimate of the expected volatility of Jpak is 30.28%

•	Risk-free Rate of Return based on the rate of treasury note with the same expiry term.
•	Black-Scholes Call Value is calculated using the like of http://www.blobek.com/black-scholes.html
•	Warrant Valuation = Black-Scholes Call Value * number of Series warrants outstanding.

Furthermore, we allocated the remaining proceeds of $3,697,931 between investors warrants and Preferred Shares on a relative fair value basis.  The total value of investors warrants including incremental value of the original investors warrants and the value of Series B Preferred shares were $8,293,751 and $5,000,000 respectively.  Therefore, the Company allocated $2,307,078 and $1,390,853 to the investors warrants and preferred stocks respectively from the $3,697,931 remaining proceeds of J warrants exercise.

Valuation	December 28, 2007
Proceeds of Series B Preferred Shares	5,000,000
Commission of Series B Preferred Shares	462,519
Proceeds of Series B Preferred Shares after deducting commission	4,537,481
Value of Placement Agent Warrants	839,550
Incremental value of original Placement Agent Warrants	31,680
Net proceeds after deduction of value and incremental value of placement agent warrants	3,697,931
Series C Warrants	4,208,334
Series D Warrants	3,791,667
Total value of investor warrants and incremental value of investors warrants	8,293,751
Value of Series B Preferred Shares	5,000,000
Allocation of Warrants	2,307,078
Allocation of Series B Preferred Shares	1,390,853

Agent Warrants		December 28, 2007
Expiration Date:	December 28, 2013
Strike Price:	$0.60
Share Price:		$1.60
Time to Expiration:		2,192
Volatility:		30.28%
Risk-free Rate of Return:		3.18%
Black-Scholes Call Value:		$1.12
Warrant Valuation:		$839,550.00

Warrant market price
Series A Warrants		August 9, 2007	December 28, 2007	December 28, 2007
			Original	Revised
Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.60
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.28	$1.07	$1.11
Warrant Valuation:		$1,543,300.00	$5,887,750.00	$6,111,600.00

Series B Warrants		August 9, 2007	December 28, 2007	December 28, 2007
			Original	Revised
Expiration Date:	August 9, 2011
	August 9, 2013
Strike Price:	$0.70
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		1,461	1,320	2,051
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.23	$0.99	$1.04
Warrant Valuation:		$1,271,600.00	$5,430,700.00	$5,715,600.00

Series C Warrants		August 9, 2007	December 28, 2007	December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.72
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		2,333	2,192	2,192
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.29	$1.03	$1.03
Warrant Valuation:		$1,209,166.76	$4,308,750.34	$4,308,750.34

Series D Warrants		August 9, 2007	December 28, 2007	December 28, 2007

Expiration Date:	December 28, 2013
Strike Price:	$0.84
Share Price:		$0.72	$1.60	$1.60
Time to Expiration:		2,333	2,192	2,192
Volatility:		30.28%	30.28%	30.28%
Risk-free Rate of Return:		4.57%	3.18%	3.18%

Black-Scholes Call Value:		$0.25	$0.96	$0.96
Warrant Valuation:		$1,037,083.42	$3,985,000.32	$3,985,000.32